UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of June 2006
Flamel Technologies
(Translation of registrant’s name into English)
Parc Club du Moulin à Vent
33 avenue du Dr. Georges Levy
69693 Vénissieux Cedex France
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INDEX
FLAMEL TECHNOLOGIES S.A.

FLAMEL TECHNOLOGIES S.A.
Item. 1 Financial Statements (Unaudited)
CONDENSED STATEMENT OF OPERATIONS
(Amounts in thousands of dollars)

	Three months ended March 31,
	2005	2006
Revenue:
License and research revenue	$7,449	$4,851
Product sales and services	408	19
Other revenues	248	228

Total revenue	8,105	5,098

Costs and expenses:
Cost of products and services sold	(337)	(2,144)
Research and development	(13,454)	(10,024)
Selling, general and administrative	(1,894)	(3,073)

Total	(15,685)	(15,241)

Profit (loss) from operations	(7,580)	(10,143)

Interest income, net	2,310	451
Foreign exchange gain (loss)	381	(117)
Other loss	5,267	173

Income (loss) before income taxes	378	(9,636)
Income tax expense	(193)	(25)

Net income (loss)	$185	($9,661)

Earnings (loss) per share

Basic earnings (loss) per ordinary share	$0.01	($0.41)
Diluted earnings (loss) per share	$0.01	($0.41)

Weighted average number of shares outstanding (in thousands) :

Basic	21,548	23,737
Diluted	23,200	23,737
See notes to unaudited consolidated financial statements

FLAMEL TECHNOLOGIES S.A.
CONDENSED CONSOLIDATED BALANCE SHEET
(Unaudited)
(Amounts in thousands of dollars )

	December 31,	March 31,
	2005	2006
ASSETS
Current assets:
Cash and cash equivalents	$1,018	$2,598
Marketable securities	82,756	72,608
Accounts receivable	2,583	3,207
Inventory	1,050	974
Prepaid expenses and other current assets	3,873	3,595
Research and development tax credit receivable short term	708	726

Total current assets	91,988	83,708

Property and equipment, net	22,317	22,262
Other assets:
Research and development tax credit receivable long term	8,950	9,183
Other long-term assets	1,096	1,125
Total other assets	10,046	10,308

Total assets	$124,351	$116,278

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$449	$376
Current portion of capital lease obligations	379	379
Accounts payable	11,497	9,023
Current portion of deferred revenue	182	—
Advances from customers	385	394
Accrued expenses	4,457	3,586
Other current liabilities	7,547	6,568

Total current liabilities	24,896	20,326

Long-term debt, less current portion	2,333	2,302
Capital lease obligations, less current portion	630	540
Other long-term liabilities	9,838	10,615

Total long-term liabilities	12,801	13,457

Commitments and contingencies:	—	—
Shareholders’ equity:
Ordinary shares: 23,706,590 issued and outstanding at December 31, 2005 and 23,781,590 at March 31, 2006 (nominal value 0.122€)	3,436	3,447
Additional paid-in capital	161,120	164,441
Accumulated deficit	(75,183)	(84,844)
Accumulated other comprehensive income (loss)	(2,719)	(549)

Total shareholders’ equity	86,654	82,495

Total liabilities and shareholders’ equity	$124,351	$116,278

See notes to unaudited consolidated financial statements

FLAMEL TECHNOLOGIES S.A.
Condensed Consolidated Statement of Cash Flows
(Unaudited)
(Amounts in thousands of dollars)

	Three months ended March 31,
	2005	2006
Cash flows from operating activities:
Net income (loss)	$185	($9,661)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation of property and equipment	872	1,279
Gain (loss) on disposal of property and equipment	157	—
Gains on sales of marketable securities	(2,330)	(454)
Grants recognized in other income	—	(175)
Stock compensation expense	131	2,332
Increase (decrease) in cash from:
Accounts receivable	(658)	(553)
Inventory	360	103
Prepaid expenses and other current assets	327	377
Research and development tax credit receivable	(25)	—
Accounts payable	(1,398)	(2,754)
Deferred revenue	(1,581)	(185)
Accrued expenses	(1,888)	(732)
Other current liabilities	799	(1,417)
Other long-term assets and liabilities	(70)	1,420

Net cash provided by (used in) operating activities	(5,433)	(10,420)

Cash flows from investing activities:
Purchases of property and equipment	(570)	(676)
Proceeds from disposal of property and equipment	157	—
Purchase of marketable securities	(127,489)	(72,879)
Proceeds from sales of marketable securities	118,107	85,550

Net cash provided by (used in) investing activities	9,795	11,995

Cash flows from financing activities:
Funding from partner GSK	4,899	—
Use of funds received from partners or relating to conditional grants	(51)	(1,099)
Proceeds from loans or conditional grant	—	196
Principal payments on capital lease obligations	(132)	(94)
Cash proceeds from issuance of ordinary shares and warrants	7,583	958

Net cash provided by financing activities	12,299	(39)

Effect of exchange rate changes on cash and cash equivalents	(330)	42
Net increase (decrease) in cash and cash equivalents	(3,259)	1,580
Cash and cash equivalents, beginning of the period	4,591	1,018

Cash and cash equivalents, end of the period	$1,332	$2,598

See notes to unaudited consolidated financial statements

FLAMEL TECHNOLOGIES S.A.
Consolidated Statement of Shareholders’ Equity
(Unaudited)
(Amounts in thousands of dollars)

Accumulated
Other
	Ordinary Shares		Additional Paid-	Accumulated	Comprehensive	Shareholders’
	Shares	Amount	in Capital	Deficit	Income (Loss)	Equity
Balance at January 1, 2006	23 706 590	$3 436	$161 120	($75 183)	($2 719)	$86 654

Subscription of warrants			307			307
Issuance of ordinary shares on exercise of stock -options	75 000	11	640			651
Stock-based compensation cost			2 374			2 374
Net income				(9 661)		(9 661)
Translation adjustment					2 170	2 170

Comprehensive income
($7 491)

Balance at March 31, 2006	23 781 590	$3 447	$164 441	($84 844)	($ 549)	$82 495

See notes to unaudited consolidated financial statements

FLAMEL TECHNOLOGIES S.A.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
     1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     In the opinion of management, the accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial statements. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States (US GAAP) for complete financial statements. In the opinion of management, all adjustments (consisting of only normal recurring accruals) considered necessary for a fair presentation have been included.
     The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
     Operating results for the three months ended March 31, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006. These condensed consolidated financial statements should be read in conjunction with the Company’s audited annual financial statements.
     2. REVENUES
     2.1 License research and consulting agreements.
     In accordance with the license agreement signed with SB Pharma Puerto Rico Inc. (GlaxoSmithKline) in March 2003 and supply agreement signed in December 2004, the Company recognized research and development revenues of $2,676,000 and licensing fees of $2,185,000 for the first three months of 2006.
     2.2 Other revenues.
In accordance with the long-term research and product development agreement signed with Corning in December 1998, the Company recognized revenue of $228,000 corresponding to the royalties for the three-month period ended March 31, 2006.

FLAMEL TECHNOLOGIES S.A.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
     3. INVENTORY
     Inventories consist principally of raw materials and finished products, which are stated at the lower of cost (first-in, first-out) or market. The components of inventories were as follows :

	December	March
(In thousands of U.S. dollars)	31, 2005	31, 2006
Raw materials	1,083	1,054
Finished goods	40
Provision for inventory obsolescence	(73)	(80)

Inventories, net	1,050	974

     4. SHAREHOLDERS’ EQUITY
     During the 2006 three-month period ending March 31, 2006, as a result of exercises of stock options, the Company issued 75,000 ordinary shares, nominal value €0.122 per share.
     5. EMPLOYEE STOCK-OPTION PLANS
     During the 2006 three-month period ending March 31, 2006, 52,000 options were granted to new employees and senior employees with a four year vesting period.
     During the 2006 three-month period ending March 31, 2006, 170,750 warrants were subscribed by new directors with a one year vesting period.
     Prior to January 1, 2006, the Company accounted for stock-based compensation in accordance with APB no. 25, “ Accounting for Stock Issued to Employees” and related interpretations. Accordingly, no compensation expense was recorded for options issued to employees in fixed amounts and with a fixed exercise price at least equal to the fair market value of the Company’s common stock at the date of grant. Conversely, when the exercise price for accounting purposes was below fair value of the Company’s common stock at the date of grant, a non-cash charge to compensation expense was recorded ratably over the term of the option vesting period, in an amount equal to the difference between the value calculated using the exercise price and the fair value. These grants resulted in the recording of deferred compensation.
     Effective January 1, 2006, the Company adopted FAS 123R, “Accounting for Stock-based compensation” using the modified prospective method. Under the transition method, compensation cost in 2006 includes : (i) compensation cost for all share-based payments granted prior to but not vested as of January 1, 2006, based on the original provisions of FAS 123, and (ii) compensation cost for all share-based payments granted in the first quarter 2006, based on grant-date fair value estimated in accordance with the provisions of FAS 123R.
     The grant date fair value of stock options is calculated using the Black-Scholes option-pricing model with the following weighted average assumptions :

FLAMEL TECHNOLOGIES S.A.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Three months ended
March 31, 2006
Risk-free interest rate	4.49%
Dividend yield	—
Expected volatility	54%
Expected term	2.81
Forfeiture rate	5%
     Net income before and after stock-based compensation is as follows :

	Three months ended
	March 31,	March 31,
(in thousands except per share data)	2005	2006
Net income (loss)	185	(9,661)

Net income (loss) per share
Basic	$0.01	($0.41)
Diluted	$0.01	($0.41)

Number of shares used for computing
Basic	21,548	23,737
Diluted	23,200	23,737

Stock-based compensation (FAS123R)
Cost of products and services sold		328
Research and development		1,531
Selling, General and administrative		470

Total	—	2,329

Net income (loss) before stock-based compensation	185	(7,332)

Net income (loss) before stock-based compensation per share
Basic	$0.01	($0.31)
Diluted	$0.01	($0.31)

FLAMEL TECHNOLOGIES S.A.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
     This report on Form 6-K contains forward-looking statements. We may make additional written or oral forward-looking statements from time to time in filings with the SEC or otherwise. The words ‘believe,’ ‘expect,’ ‘anticipate,’ ‘project’ and similar expressions identify forward-looking statements, which speak only as of the date the statement is made. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although we believe that our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, our business is subject to significant risks and there can be no assurance that actual results of our development and manufacturing activities and our results of operations will not differ materially from our expectations. Factors that could cause actual results to differ from expectations include, among others:
•	our product candidates, if approved for marketing, may not produce significant revenues and we rely on our partners to determine the regulatory and marketing strategies;

•	our product candidates, in commercial use, may have unintended side effects, adverse reactions or incidents of misuse;

•	we may enter into a collaboration with a third party to market or fund a proprietary product candidate and the terms of such a collaboration may not meet our expectations;

•	our delivery technologies or product development efforts may not produce safe, effective or commercially viable products;

•	our collaborators could elect to terminate or delay programs at any time and disputes with collaborators or failure to negotiate acceptable new collaborative arrangements for our technologies could occur;

•	we may be unable to manufacture or, if our products are successful, scale-up the manufacturing of our products economically or on a commercial scale;

•	unexpected events could interrupt manufacturing operations at our facilities, which could be the sole source of supply for these products;

•	after the completion of clinical trials of products incorporating our technologies and the submission to the FDA of a New Drug Application, or NDA, for marketing approval and to other health authorities as a marketing authorization application, the FDA or other health authorities could refuse to accept such filings or could request additional pre-clinical or clinical studies be conducted, each of which could result in significant delays, or such authorities could refuse to approve the product at all;

•	our product candidates could be ineffective or unsafe during pre-clinical studies and clinical trials and we and our collaborators may not be permitted by regulatory authorities to undertake new or additional clinical trials for product candidates incorporating our technologies, or clinical trials could be delayed;

•	we may experience significant delays in clinical trials on our products;

•	we may not realize any revenue from milestone or royalty payments under our license agreements with our partners, including GlaxoSmithKline.

FLAMEL TECHNOLOGIES S.A.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
•	even if our product candidates appear promising at an early stage of development, product candidates could fail to receive necessary regulatory approvals, be difficult to manufacture on a large scale, be uneconomical, fail to achieve market acceptance, be precluded from commercialization by proprietary rights of third parties or experience substantial competition in the marketplace;

•	technological changes in the biotechnology or pharmaceutical industries could render our product candidates obsolete or noncompetitive;

•	we may face difficulties or set-backs in obtaining and enforcing our patents or defending claims of patent infringement by others; and

•	we may need to raise substantial additional funding to continue research and development programs and clinical trials and could incur difficulties or setbacks in raising such funds.
     Forward-looking statements are subject to inherent risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. Statements in this report on Form 6-K and in our annual report on Form 20-F for the fiscal year ended December 31, 2005, including those set forth in ‘Risk Factors’ describe factors, among others, that could contribute to or cause such differences.

FLAMEL TECHNOLOGIES S.A.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     Results of Operations
     For the first quarter, Flamel reported total revenues of $5.1 million compared to $8.1 million for the first three months of 2005.
     License and research revenues for the three months ended March 31, 2006 of $4.9 million included a $2 million milestone payment received from Glaxosmtihkline. Total revenues in the first quarter of 2005 amounted to $8.1 million, including license and research revenues of $7.4 million.
     Revenues from product sales and services during the quarter declined from $0.4 million to $0.02 million as the Company eliminated contract manufacturing activities in preparation for anticipated production pursuant to our supply agreement with Glaxosmtihkline.
     Other revenues for the three months ended March 31, 2006 consisted of royalties from Corning.
     Operational expenses were $15.2 million, versus $15.7 million in the year-ago quarter. The 2006 costs and expenses include $2.3 million of options-related expense in accordance with the Company’s first implementation of SFAS 123R; expenses before accounting for options would have totaled $12.9 million. This decrease in comparable year-over-year numbers is a result of the Company’s ongoing strategy to control expenses.
     Costs and expenses of research and development were $10.0 million, compared to $13.5 million in the year-ago quarter. Before options-related expense, 2006 first quarter R&D costs and expenses would have totaled $8.5 million. Flamel employed more than 250 employees over the first three months of 2006, compared to 230 employees in 2005.
     Costs of goods and services sold were $2.1 million, including $0.3 million in options-related expense. These costs are linked with the expenses incurred by the Company for future supply to Glaxosmtihkline in anticipation of the projected launch later this year.
     SG&A expense of $3.1 million included option-related expense of $0.5 million; 2005 first quarter SG&A equaled $1.9 million.
     Net loss for the quarter was ($9.7) million, compared to net income of $0.2 million in the first quarter of 2005. Net loss per share (basic) for the first quarter of 2006 was ($0.41), compared to net income per share (basic) in the year-ago period of $0.01. Fully diluted earnings per share for the year-ago quarter were $0.01.
     Liquidity and Capital Resources
     On March 31, 2006 the Company had $75.3 million in cash, cash equivalents and marketable securities, compared to $83.8 million on December 31, 2005.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Flamel Technologies

Dated: June 14, 2006	By:	/s/ Stephen Willard

Name: Stephen Willard
Title: Chief Executive Officer